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SEC FILE NUMBER
8-66784

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2025 (MM/DD/YY) AND ENDING 03/31/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Meridian Equity Partners, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

C/O Accounting & Compliance International - 199 Water St, 9th Fl
(No. and Street)

New York	NY	10038
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Columb Lytle	(212) 742-8472	clytle@meptraders.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauage	NY	11788
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Jonathan Corpina_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Meridian Equity Partners, Inc._____, as of _3/31_____, 2 _026___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Jonathan Corpina_____

Title: _____
Senior Managing Partner

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

Meridian Equity Partners, Inc.

Report on Audit of Financial Statement

As of the Year Ended March 31, 2026

With Report of Independent
Registered Public Accounting Firm

Contents
As of the Year Ended March 31, 2026



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Meridian Equity Partners, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Meridian Equity Partners, Inc. (the "Company") as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Meridian Equity Partners, Inc. as of March 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Meridian Equity Partners, Inc.'s auditor since 2024.

Hauppauge, New York
May 19, 2026

Nawrocki Smith LLP

Meridian Equity Partners, Inc.

Statement of Financial Condition
March 31, 2026

ASSETS

Cash and cash equivalents	$	625,445
Due from clearing broker		207,232
Commissions receivable		895,084
Rebates receivable		194,362
Prepaid expenses and other assets		65,396
TOTAL ASSETS	$	1,987,519

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	529,641
TOTAL LIABILITIES		529,641

STOCKHOLDERS' EQUITY:

Common stock, 200 shares authorized, no par value, 10 shares issued and outstanding	50,520
Additional paid-in capital	168,000
Retained earnings	1,376,368
Less: Treasury Stock, at cost	(137,010)
TOTAL STOCKHOLDERS' EQUITY	1,457,878
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,987,519

See Independent Auditors' Report and Notes to Financial Statement

Notes to Financial Statement
March 31, 2026

1. Organization and Nature of Business

Meridian Equity Partners, Inc. (The "Company") is a New York State corporation formed for the purpose of conducting business on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

At March 31, 2026, cash of $625,445 was held at Flagstar Bank and Chase Bank. The Securities Investor Protection Corporation (SIPC) insures the brokerage accounts with RBC Capital Markets LLC. to the extent of $500,000 (including up to $250,000 for cash). The Company's cash accounts at times exceed amounts covered by insurance provided by the FDIC and SIPC.

Revenue Recognition
The Company complies with and accounts for its revenues in accordance with FASB ASC Topic 606, Revenue from Contracts with Customers ("Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts. The company has assessed the effect that Topic 606 (as amended) has had on its results of operations, financial position and cash flows and has determined that all revenues have been fully earned as of March 31, 2026. The Company's execution transactions generally settle T+1, upon which no performance obligations remain to fulfill the Company's obligations to its customers.

Commissions
The Company buys and sells equity securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. The Company had commissions receivable of $895,084 and $1,074,793 at March 31, 2026 and 2025, respectively.

Notes to Financial Statement
March 31, 2026

Rebates
The Company earns rebates from directing orders for trade execution which are reflected in the financial statements on a trade date basis. The Company had rebates receivable of $194,362 and $78,413 at March 31, 2026 and 2025, respectively.

The Company has evaluated commission and rebate receivables and concluded that there is no need to establish an allowance for credit losses as of March 31, 2026.

Income Taxes
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income. The Company continues to pay New York State Franchise and New York City general corporation taxes.

The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of March 31, 2026. The company operates in the United States and the State and City of New York, and the previous three years of tax returns (i.e. 2023, 2024 and 2025) remain subject to examination by tax authorities. The Company is not currently under audit by any tax jurisdiction. Interest and penalties, if any, on uncertain tax positions would be recorded as interest expense.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Leases
In accordance with ASU No. 2016-02, "Leases (Topic 842)" leases are recognized as one of two types of leases – finance leases and operating leases. The standard requires that a lessee recognize a liability and related right of use asset on the statement of financial condition relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease.

Notes to Financial Statement
March 31, 2026

3. Commitments

Leases
The Company occupies one office premise under a month to month lease. The Company made the short-term lease election for those leases with an initial term of less than twelve months and not containing an option to purchase the underlying asset that the lessee is reasonably certain to exercise. The lease expense is recognized on a straight-line basis over the lease term and reported on the Statement of Income. Related variable lease payments are expensed as incurred. The Company's lease obligations are deemed to be short-term.

4. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

5. Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to meet or fund their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Notes to Financial Statement
March 31, 2026

6. Financial Instruments and Risk

In the normal course of business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, currency risk, and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, interest rates and the extent and timing of investor participation in the markets for both equity and interest rate sensitive instruments. Unexpected volatility or liquidity in the markets in which the Company directly or indirectly holds positions could impact its ability to conduct its business and could cause losses to be incurred. The Company does not anticipate nonperformance by customers or financial institutions; however, the Company's policy is to monitor its market exposure and counter-party risk.
Short selling, or the sale of securities not owned by the Company, and options written, both expose the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly, and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "Short Squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly with prices significantly in excess of the proceeds received earlier.
The clearing and depository operations for the Company's investment transactions are provided by one broker. At March 31, 2026, all of the investments owned and sold short reflected in the statement of financial condition were held by this broker. Investments owned and investments sold short are subject to margin requirements.

7. Due From Broker

At March 31, 2026, all of the investments in securities owned and securities sold were maintained with a clearing broker and the Company had the majority of its individual counter-party concentration with the clearing broker. Due from broker includes cash balances held at the clearing broker, proceeds received from securities sold, but not yet purchased, and the net amount receivable or payable for securities transactions that had not settled at March 31, 2026. At March 31, 2026, the Company held cash of $207,232 at RBC Capital Markets, LLC.

8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2026, the Company had net capital of $1,084,726 which was $1,049,416 in excess of its required net capital of $35,309. The Company's aggregate indebtedness to net capital ratio was 48.83%.

9. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending March 31, 2026, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

10. Commitments and Contingent Liabilities

The Company might be involved in legal matters that arise periodically in the ordinary course of business. At this time, the Company is not aware of any legal matters or customer complaints that are believed to be material to the Company's results of operations or financial condition.

11. Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company conducts its business activities and reports financial results as a single reportable segment, which is comprised of commissions earned for trading and directed orders. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Company has identified its Chief Compliance Officer as Chief Operating Decision Maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. The nature of business and accounting policies of the private placements segment are the same as described in the organization and nature of business and summary of significant accounting policies.

12. Subsequent Events

The Company has evaluated events and transactions that occurred between April 1, 2026 and May 19, 2026, the date the financial statements were available to be issued. The Company does not note any subsequent events requiring disclosure or adjustment to the financial statements.